FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  01 April 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Blocklisting Interim Review sent to the London Stock Exchange on 01 April 2003






                                   SCHEDULE 5
                        BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed


1. Name of company

   mmO2 plc


2. Name of scheme

   mmO2 Share Option Plan


3. Period of return:

   From      1 October 2002                             To     31 March 2003


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

   2,919,708 ordinary shares of 0.1p each


5. Number of shares issued / allotted under scheme during period:

   Nil


6. Balance under scheme not yet issued / allotted at end of period

   2,919,708


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

   2,919,708 ordinary shares of 0.1p each 25 March 2002


   Please confirm total number of shares in issue at the end of the period in order for us to update our records

   8,670,181,627


Contact for queries

   Name             Robert Harwood

   Address          mmO2 plc, Wellington Street, Slough, Berkshire SL1 1YP

   Telephone        01753 628200


Person making the return

   Name             Deborah Russell

   Position         Secretarial Services Manager

   Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 April 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary